Exhibit 2.1
EXECUTION VERSION
ASSET PURCHASE AGREEMENT
AMONG
MIDWAY GAMES INC.
AND
THE OTHER SELLERS LISTED ON SCHEDULE A HERETO,
AND
WARNER BROS. ENTERTAINMENT INC.
Dated as of May 20, 2009

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

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Exhibits

A	Non-Affiliates
B	Escrow Agreement
C	Procedures Order
D	Release and Covenant Not to Sue
E	Sale Order
F	Bill of Sale
G	Assumption and Assignment Agreement
H	Copyright Assignment Agreement
I	U.S. Trademark Assignment Agreement
J	Worldwide Trademark Assignment Agreement
K	Patent Assignment Agreement

Schedules

A	Sellers
1.1	Knowledge of Sellers
2.1	Purchased Assets
2.2	Excluded Assets
5.4	Financial Advisors-Sellers
5.9	Environmental Matters
6.3(b)	Conflicts; Consents of Third Parties
9.1	Closing Conditions

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ASSET PURCHASE AGREEMENT
          ASSET PURCHASE AGREEMENT, dated as of May 20, 2009 (this “Agreement”), among Midway Games Inc., a Delaware corporation (“Midway”) and the other Sellers listed on Schedule A (individually, “Seller” and, collectively, “Sellers”), and Warner Bros. Entertainment Inc., a Delaware corporation (the “Purchaser”). Capitalized terms used herein are defined in Section 1.
RECITALS
          A. Sellers are engaged in the business of developing and publishing interactive entertainment software for the global video game market;
          B. On February 12, 2009 (“Petition Date”), the Debtors (as hereinafter defined) concurrently commenced chapter 11 cases as debtors-in-possession under Title 11 of the United States Code, 11 U.S.C. §101 et seq. (the “Bankruptcy Code”), by filing their voluntary petitions for relief under chapter 11 of the Bankruptcy Code, before the United States Bankruptcy Court for the District of Delaware (“Bankruptcy Court”). Thereafter, the Bankruptcy Court entered its order that such cases be administered jointly in the presently pending chapter 11 case no, 10565-KG (“Bankruptcy Case”);
          C. Pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code, the Debtors continue to operate their business and manage their properties, and administer their estate created by Section 541 of the Bankruptcy Code on the Petition Date as debtors-in-possession (collectively, or individually as the context may require, the “Estate”);
          D. Each Seller is a Debtor and Sellers desire to sell, transfer and assign to Purchaser, and Purchaser desires to purchase, acquire and assume from Sellers, pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, the Purchased Assets and Assumed Liabilities, all as more specifically provided herein;
          E. Following consultation with its financial advisors and reasonable due diligence, the board of directors of Sellers have determined that subject to (i) the conduct of a full, fair and open Auction, (ii) sufficient notice of the proposed transaction and (iii) approval of the transactions contemplated by this Agreement by the Bankruptcy Court under Sections 105, 363 and 365 of the Bankruptcy Code, it is, in light of the current circumstances, in the best interests of the Estate and the beneficiaries of such Estate to consummate the transactions contemplated by this Agreement, upon the terms and conditions set forth herein;
          F. The board of directors of Purchaser has determined that it is advisable and in the best interests of Purchaser to consummate, and has approved, the transactions contemplated by this Agreement, upon the terms and conditions set forth herein; and
          G. On or before the expiration of two (2) Business Days after the Deposit (as hereinafter defined) is deposited with the Escrow Agent pursuant to Section 3.4, Sellers will file the Sale Motion in the Bankruptcy Case requesting, inter alia, authorization to (i) enter into this Agreement and (ii) sell and transfer the Purchased Assets and Assumed Liabilities to Purchaser,

subject to Sellers’ solicitation and receipt of higher and/or better offers consistent with ARTICLE VII hereof.
          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
          1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:
          “Accounts Receivable” means all trade accounts and all other accounts receivable of the Sellers as of the Closing arising out of the sale or other disposition of goods and services prior to the Closing.
          “Accounts Receivable Amount” means the sum of:
          (i) ninety-five percent (95%) of the result of (a) Category A Accounts Receivable, minus (b) the sum of (x) the product of (1) the amount of the General Allowances multiplied by (2) the fraction where the numerator is the aggregate of Category A Accounts Receivable and the denominator is the aggregate of Net Accounts Receivable, plus (y) the Administrative Fee attributable to Category A Accounts Receivable; plus
          (ii) seventy-five percent (75%) of the result of (a) Category B Accounts Receivable, minus (b) the sum of (x) the product of (1) the amount of the General Allowances multiplied by (2) the fraction where the numerator is the aggregate of Category B Accounts Receivable and the denominator is the aggregate of Net Accounts Receivable, plus (y) the Administrative Fee attributable to Category B Accounts Receivable; plus
          (iii) fifty percent (50%) of the result of (a) Category C Accounts Receivable, minus (b) the sum of (x) the product of (1) the amount of the General Allowances multiplied by (2) the fraction where the numerator is the aggregate of Category C Accounts Receivable and the denominator is the aggregate of Net Accounts Receivable, plus (y) the Administrative Fee attributable to Category C Accounts Receivable;
          provided, however, that the Accounts Receivable Amount shall not include any Accounts Receivable, Allowances or General Allowances payable as of the Closing Date attributable to any third party that has filed for bankruptcy or is engaged in any other similar Legal Proceeding as of such date, including, without limitation, Circuit City and Mohawk, or Accounts Receivable balances sold to any factoring agent.
          “Acquired Studios” means, collectively, the studios located at (i) 3131 Elliot Avenue, Seattle, Washington, USA, 98121; (ii) 2633 W. Roscoe St., Chicago, Illinois, USA 60618; and (iii) 2727 W. Roscoe St., Chicago, Illinois, USA 60618.

          “Administrative Fee” means with respect to each of Category A Accounts Receivable, Category B Accounts Receivable, and Category C Accounts Receivable, the greater of (x) five percent (5%) of the total amount of all Accounts Receivable attributable to Category A Accounts Receivable, Category B Accounts Receivable, or Category C Accounts Receivable, respectively, and (y) ten percent (10%) of the total amount of Net Accounts Receivable minus the General Allowances included within Category A Accounts Receivable, Category B Accounts Receivable, or Category C Accounts Receivable, respectively. The Administrative Fee shall be calculated on a per category basis for each of Category A Accounts Receivable, Category B Accounts Receivable, and Category C Accounts Receivable.
          “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, however, that no Person listed on Exhibit A hereto shall be deemed, for purposes of this Agreement, to be an Affiliate of any Seller (or its Affiliates).
          “Allowances” means allowances for each of the following contingencies with respect to Accounts Receivable outstanding as of the Closing Date: (i) bad debt for specific collection exposures; (ii) bad debt for general collection exposures; (iii) price protection granted but not taken; and (iv) outstanding marketing development fund amounts determined by Sellers; in each case determined by Sellers in accordance with the method historically used by Sellers in preparing their financial statements as filed with the SEC.
          “Alternative Transaction” means a transaction or plan of reorganization involving (whether in one or more steps or separate transactions) a disposition of all or any substantial portion of the Purchased Assets, whether directly or indirectly, through a sale of equity (by merger, consolidation or otherwise) or in consideration of the claims or liens of creditors of Sellers, to a Person or Persons other than Purchaser or any of its Affiliates.
          “Assigned Contracts” means all Contracts of the Sellers, including open purchase orders for Inventory, other than Excluded Contracts.
          “Assumed Liabilities” has the meaning ascribed to it in Section 2.3.
          “Auction” has the meaning ascribed to it below in the definition of Procedures Order in Section 1.1.
          “Bankruptcy Case” has the meaning ascribed to it in the Recitals.
          “Bankruptcy Code” has the meaning ascribed to it in the Recitals.
          “Bankruptcy Court” has the meaning ascribed to it in the Recitals.
          “Bid Deadline” has the meaning ascribed to it in Section 7.2(c)(ii).

          “Bidding Procedures” has the meaning ascribed to it in Section 7.2(c).
          “Break-Up Fee” has the meaning ascribed to it in Section 7.2(a).
          “Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.
          “Cash Consideration” has the meaning ascribed to it in Section 3.1.
          “Category A Accounts Receivable” means the aggregate amount of the Net Accounts Receivable payable as of the Closing Date by Wal-Mart, Best Buy, Target, Game Stop and Synergex (other than Synergex Latin America).
          “Category B Accounts Receivable” means the aggregate amount of the Net Accounts Receivable payable as of the Closing Date by any Person not identified in the definitions of Category A Receivables and Category C Receivables.
          “Category C Accounts Receivable” means the aggregate amount of the Net Accounts Receivable payable as of the Closing Date by K-Mart, Sears, Baker & Taylor, Toys R’ Us, and Synergex Latin America.
          “Closing” has the meaning ascribed to it in Section 4.1.
          “Closing Date” has the meaning ascribed to it in Section 4.1.
          “Closing Date Inventory Valuation” has the meaning ascribed to it in Section 3.5 (a)(ii).
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Competing Bid” has the meaning ascribed to it in Section 7.1.
          “Confidential Information” has the meaning ascribed to it in Section 8.7.
          “Confidentiality Agreement” has the meaning ascribed to it in Section 8.7.
          “Contract” means any written contract, indenture, note, bond, lease or other agreement.
          “Cure Amounts” shall have the meaning ascribed to it in Section 2.5.
          “Damages” means any and all losses, damages, claims, demands, causes of action, suits or judgments of any nature, costs and expenses (including reasonable fees and expenses of attorneys).
          “Debtor” or “Debtors” means, individually or collectively, as the case may be, Midway Games Inc. and its U.S. Subsidiaries as debtors and debtors-in-possession in the Bankruptcy Case under the Bankruptcy Code.

          “Deposit” has the meaning ascribed to it in Section 3.4.
          “Effective Date” means May 20, 2009, the date of this Agreement.
          “Effective Date Inventory Valuation” has the meaning ascribed to it in Section 3.5(a)(i).
          “Environmental Law” means the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Water Pollution Control Act, the Solid Waste Disposal Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Emergency Planning and Community Right-to-Know Act, the Safe Drinking Water Act, the Occupational Safety and Health Act, and any substantively similar federal, state or local statutes, in each case as amended.
          “Escrow Agent” means JPMorgan Chase Bank, National Association, the escrow agent under the Escrow Agreement.
          “Escrow Agreement” means the Escrow Agreement, attached hereto as Exhibit B, executed by the Sellers’ Representative, Purchaser and the Escrow Agent.
          “Estate” has the meaning ascribed to it in the Recitals.
          “Estimated Accounts Receivable Amount” means an amount equal to the Sellers’ good faith estimate of the Accounts Receivable Amount as of the date that is not more than five (5) Business Days prior to the Closing Date.
          “Excluded Assets” has the meaning ascribed to it in Section 2.2.
          “Excluded Contracts” shall mean the Contracts described on Schedule 2.2, and shall also be deemed to include those Assigned Contracts which Purchaser may elect to exclude from the Purchased Assets from time to time pursuant to Section 2.1(b).
          “Excluded Games” means all TNA Wrestling video games, NBA/NHL/MLB video games, Lord of the Rings video games, Mechanic Master video games, any new game, demo or prototype games worked on exclusively in the Newcastle Studio on and after January 1, 2009 (but not including the Wheelman video game), and any Seller Game that automatically becomes an Excluded Game pursuant to
Section 2.1(b)(ii).
          “Expense Reimbursement” has the meaning ascribed to it in Section 7.2(a).
          “GAAP” means United States generally accepted accounting principles as in effect on the date in which the document to which it refers relates, applied on a consistent basis throughout the periods covered thereby.
          “Game Assets” has the meaning ascribed to it in Paragraph 1 of Schedule 2.1.
          “General Allowances” means allowances with respect to the Accounts Receivable included in the Accounts Receivable Amount for sales discounts, returned defective products and returned mint products, as of the Closing Date, determined by Sellers in accordance with the method historically used by Sellers in preparing their financial statements filed with the SEC.
          “Gold Master Candidate Assets” has the meaning ascribed to it in Section 8.20(b).
          “Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
          “Headquarters” means the building located at 2704 W. Roscoe St., Chicago, Illinois 60618.
          “Inventory” means the consumable inventory of Sellers, wherever located, including, without limitation, all finished goods owned by Sellers on the Closing Date, except for inventory relating to the Excluded Games and the inventory identified in Section 3.5(a)(iv) (which inventory shall be an Excluded Asset).
          “Knowledge of Sellers” means the actual knowledge of those individuals identified on Schedule 1.1.
          “Law” means any federal, state, local or foreign law, statute, code, ordinance, rule or regulation.
          “Leased Real Property” means the real property leased by Sellers, as tenant, together with, to the extent leased by any Seller, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of such Seller attached or appurtenant thereto and all easements, licenses, rights and appurtances related to the foregoing which are included in the Purchased Assets.
          “Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings (public or private) or claims or any proceedings by or before a Governmental Body.
          “Licensed Assets” means, collectively:
          (i) the components of the shared engine developed by or on behalf of Sellers and their Affiliates prior to the Closing Date for play on the Sony PlayStation 3 and/or Microsoft Xbox 360 and/or personal computers that are used in the TNA Wrestling video games and/or for the development of “fighting” video games similar to the TNA Wrestling video game (e.g., wrestling and mixed wrestling/martial arts video games), and the related technology, tools and artwork used for the exploitation of such video games, and which components of the shared engine and related technology, tools and artwork are physically located and being used at the San Diego Studio as of the Closing Date; and
          (ii) the components of the shared engine developed by or on behalf of Sellers and their Affiliates prior to the Closing Date for play on the Sony PlayStation 3 and/or Microsoft Xbox 360 and/or personal computers that are used in the Wheelman video game and any

Excluded Games being developed at the Newcastle Studio and/or for the development of action driving video games that may include an additional, secondary on-foot feature, and the related technology, tools and artwork used for the exploitation of such video games, and which components of the shared engine and related technology, tools and artwork are physically located and being used at the Newcastle Studio as of the Closing Date.
          “Midway” has the meaning ascribed to it in the Recitals.
          “Net Accounts Receivable” means, for each Account Receivable, the amount of such Account Receivable reduced by the Allowances attributable to such Account Receivable.
          “Newcastle Studio” means the studio located at Suite A, Studio 11 Princesway North, Team Valley Trading Estate, Gateshead, Tyne & Wear NE11 ONF.
          “Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.
          “Ordinary Course of Business” means any action taken by a Person if, and only if, such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.
          “Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
          “Petition Date” has the meaning ascribed to it in the Recitals.
          “Physical Count” has the meaning ascribed to it in Section 3.5(a)(ii).
          “Platform Condition” has the meaning ascribed to it in Paragraph 2 of Schedule 9.1.
          “Platform Manufacturers” has the meaning ascribed to it in Paragraph 2 of Schedule 9.1.
          “Procedures Order” means an order of the Bankruptcy Court, substantially in the form attached hereto as Exhibit C, including such non-substantive changes thereto as are reasonably acceptable to Purchaser and Sellers, that, among other things, establishes a date by which Competing Bids must be submitted by bidders and establishes procedures for an auction process (the “Auction”).
          “Purchase Price” has the meaning ascribed to it in Section 3.1.
          “Purchase Price Allocation” has the meaning ascribed to it in Section 11.3.
          “Purchased Assets” has the meaning ascribed to it in Section 2.1.
          “Purchaser” has the meaning ascribed to it in the Recitals.

          “Purchaser Adjustment Statement” has the meaning ascribed to it in Section 3.5(b)(ii).
          “Purchaser Agreements” means the Contracts between Midway Home Entertainment Inc. and Warner Bros. Interactive Entertainment referenced in Section 8.16.
          “Purchaser Cure Amounts” has the meaning ascribed to it in Section 3.1.
          “Purchaser Documents” has the meaning ascribed to it in Section 6.2.
          “Purchaser Review Period” has the meaning ascribed to it in Section 3.5(b)(ii).
          “Qualifying Bid” means a bid which meets the criteria set forth in Section 7.2(c)(ii), as applicable.
          “Qualifying Bidder” has the meaning ascribed to it in Section 7.2(c)(i).
          “Release” means the Release and Covenant Not to Sue, substantially in the form of Exhibit D hereto.
          “Sale Hearing” means the hearing before the Bankruptcy Court to consider Sellers’ motion for entry of the Sale Order.
          “Sale Motion” means the motion (including such amendments and supplements as are acceptable to Purchaser and Sellers) of Sellers seeking approval from the Bankruptcy Court for entry of the Procedures Order and Sale Order.
          “Sale Order” shall be an Order or Orders of the Bankruptcy Court substantially in the form attached hereto as Exhibit E, including such non-substantive changes thereto as are reasonably acceptable to Purchaser and Sellers, approving this Agreement and all of the respective terms and conditions hereof, and approving and authorizing Sellers to consummate the transactions contemplated hereby.
          “San Diego Studio” means the studio located at 10636 Scripps Summit Court, San Diego, California, USA 92131.
          “SEC” means the U.S. Securities and Exchange Commission.
          “Seller” or “Sellers” has the meaning ascribed to it in the Recitals.
          “Seller Documents” has the meaning ascribed to it in Section 5.2.
          “Seller Games” has the meaning ascribed to it in Paragraph 1 of Schedule 2.1.
          “Sellers Adjustment Statement” has the meaning ascribed to it in Section 3.5(b)(i).
          “Sellers’ Dispute Statement” has the meaning ascribed to it in Section 3.5(b)(iii).

          “Sellers’ Representative” has the meaning ascribed to it in Section 12.19.
          “Sellers Review Period” has the meaning ascribed to it in Section 3.5(b)(iii).
          “Side Letter” has the meaning ascribed to it in Section 8.3(b).
          “Subsidiary” with respect to an entity means any Person in which such entity, directly or indirectly, beneficially owns more than fifty percent (50%) of either the equity interests in, or the voting control of, such Person.
          “Tax Authority” means any federal, state, local or foreign government, or agency, instrumentality or employee thereof, charged with the administration of any law or regulation relating to Taxes.
          “Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes.
          “Taxes” means (a) all federal, state, local or foreign taxes, charges or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and (b) all interest, penalties, fines, additions to tax or additional amounts imposed by any Tax Authority in connection with any item described in clause (a).
          “Technicolor” means, collectively, Technicolor Home Entertainment Services, Inc. and Technicolor Videocassette of Michigan, Inc.
          “Technicolor Agreement” has the meaning ascribed to it in Schedule 2.2.
          “Termination Date” has the meaning ascribed to it in Section 4.4(a).
          “Transfer Taxes” has the meaning ascribed to it in Section 11.1.
          “Unreal Engine License” has the meaning ascribed to it in Paragraph 1 of Schedule 9.1.
          “Wheelman Distribution Agreement” means the Agreement, dated February 9, 2009, between Ubisoft Entertainment and Midway Home Entertainment Inc.
ARTICLE II
PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES; RELEASE OF CERTAIN CLAIMS
          2.1 Purchase and Sale of Assets.
               (a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase, acquire and accept from Sellers, and Sellers shall, in accordance with and subject to the Sale Order, sell, transfer, assign, convey and deliver to Purchaser, all of Sellers’ right, title and interest in, to and under the Purchased Assets. “Purchased Assets” shall mean the assets of Sellers listed on Schedule 2.1 (but excluding Excluded Assets) as of the Closing.
               (b) Assigned Contracts.
                    (i) The Purchased Assets shall include the Assigned Contracts which Sellers shall assume and assign to the Purchaser pursuant to Section 365 of the Bankruptcy Code. Purchaser shall assume the obligations of Sellers under the Assigned Contracts arising from and after the Closing Date and shall, subject to Section 2.5, pay any Cure Amounts associated therewith.
                    (ii) At any time and from time to time prior to one (1) Business Day before the Bid Deadline, Purchaser may, by written notice to Sellers, elect to exclude any one or more of the Assigned Contracts from the Purchased Assets. Any Assigned Contract identified in such a notice shall no longer be an Assigned Contract and shall instead be deemed an Excluded Contract for purposes of this Agreement. To the extent Purchaser elects to exclude any Assigned Contract pursuant to this Section 2.1(b)(ii) that would be necessary to permit Purchaser to sell any Seller Game from and after the Closing, such Seller Game shall automatically become an Excluded Game and any inventory of such Excluded Game shall not be included in the definition of Inventory, shall no longer be included in the Purchased Assets, and shall instead be deemed an Excluded Asset.
          2.2 Excluded Assets. Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and Sellers shall retain all right, title and interest to, in and under the Excluded Assets. “Excluded Assets” shall mean the assets, properties, interests and rights of Sellers (which in no event shall be deemed to include any of the Purchased Assets) set forth on Schedule 2.2.
          2.3 Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement and the Sale Order, at the Closing, Purchaser shall assume, effective as of the Closing, and shall timely perform and discharge in accordance with their respective terms, (i) all of Sellers’ liabilities and obligations arising from and after the Closing Date under the Assigned Contracts, (ii) all of Sellers’ liabilities and obligations under the Allowances and General Allowances relating to the Accounts Receivable included in the Accounts Receivable Amount, and (iii) the Cure Amounts (collectively, the “Assumed Liabilities”).
          2.4 Excluded Liabilities. Except as specified in the foregoing Section 2.3, Purchaser does not assume any other liabilities or obligations of Sellers.
          2.5 Cure Amounts. Purchaser agrees to satisfy, as of the Closing Date or such later date as the Bankruptcy Court may permit, all cure obligations due and owing under the Assigned Contracts which the Bankruptcy Court orders to be paid as a condition to Sellers’ assumption and assignment to Purchaser of the Assigned Contracts pursuant to and in accordance with Section 365 of the Bankruptcy Code (collectively, the “Cure Amounts” and individually a “Cure Amount”); provided, however, that the non-debtor party to any Assigned

Contract may agree to a lesser amount; provided further, that the Purchaser Cure Amounts shall not be included in the calculation of the Cure Amounts and shall not otherwise be deemed a Cure Amount. In addition, Purchaser shall be responsible to pay all amounts arising from and after the Closing Date under each Assigned Contract, and shall provide adequate assurance of future performance, where applicable.
          2.6 Release of Claims. Sellers, and each of them, shall agree, subject to the terms and conditions of this Agreement and entry of a Sale Order approving the Purchase Agreement and the Release, effective as of the Closing Date, not to sue Purchaser on account of, and to release Purchaser from, any and all rights, claims or causes of action of Sellers against Purchaser relating to the assets, properties, business or operations of Sellers arising out of events occurring on or prior to the Closing Date, including, but not limited to, causes of action involving commercial tort and all causes of action under chapter 5 of the Bankruptcy Code, but specifically excluding Sellers’ rights, claims or causes of action in connection with the Agreement and related documents, as such are described in clause (j) of Schedule 2.2. To effect the foregoing, at the Closing, Sellers shall execute and deliver to Purchaser the Release.
          2.7 Further Conveyances and Assumptions. From time to time following the Closing, Sellers and Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquaintances and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to assure fully to Purchaser and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Purchaser under this Agreement and the Seller Documents and to assure fully to Sellers and the successors and assigns thereof, the assumption of the liabilities and obligations intended to be assumed by Purchaser under this Agreement and the Seller Documents, and to otherwise make effective the transactions contemplated hereby and thereby.
ARTICLE III
CONSIDERATION
          3.1 Consideration. Only in the event that a final order of the Bankruptcy Court is entered approving the sale of the Purchased Assets to the Purchaser, the aggregate consideration for the Purchased Assets (the “Purchase Price”) shall be (a) an amount in cash equal to Thirty-Three Million Dollars ($33,000,000), subject to adjustment in accordance with Section 3.5 below, and the Side Letter (the “Cash Consideration”), (b) the payment by Purchaser of the Cure Amounts as contemplated in Section 2.5, (c) the payment by Purchaser of the Accounts Receivable Amount, and (d) the Purchaser shall waive and release the Purchaser’s right to receive Seven Million Eight Hundred Sixty-Seven Thousand Eight Hundred Twenty Dollars ($7,867,820) as a cure amount (“Purchaser Cure Amounts”) payable by Sellers to the Purchaser pursuant to Section 365(b) of the Bankruptcy Code as a condition to the Sellers’ assumption and assignment of the Sellers’ existing pre-petition executory contracts with the Purchaser, including without limitation, contracts relating to the video games Mortal Kombat vs. DC Universe, Happy Feet, and Ant Bully, and such Purchaser Cure Amounts shall be deemed to have been satisfied and paid in full.

          3.2 Payment of Purchase Price. On the Closing Date, Purchaser shall pay the Cash Consideration and the Estimated Accounts Receivable Amount, as determined in accordance with Section 3.3, which amounts shall be paid by application of the Deposit and the balance by wire transfer of immediately available funds into an account or accounts as designated by Sellers.
          3.3 Delivery of Estimated Accounts Receivable Amount. No later than two (2) Business Days prior to the Closing Date, Sellers shall deliver to Purchaser a calculation of the Estimated Accounts Receivable Amount, including a summary spreadsheet of the components of the Estimated Accounts Receivable Amount in the format previously furnished to Purchaser, including a list of outstanding invoices.
          3.4 Purchase Price Deposit. On the Effective Date or within two (2) Business Days thereof, pursuant to the terms of the Escrow Agreement, Purchaser shall deposit with the Escrow Agent the sum of Five Million Dollars ($5,000,000) by wire transfer of immediately available funds (the “Deposit”), to be released by the Escrow Agent and delivered to either Purchaser or Sellers (together with all accrued investment income thereon) in accordance with the provisions of the Escrow Agreement. Pursuant to the Escrow Agreement, the Deposit shall be distributed as follows:
               (a) if the Closing shall occur, the Deposit and all investment income thereon shall be applied towards the Cash Consideration payable by Purchaser to Sellers under Section 3.2 at the Closing;
               (b) if this Agreement is terminated by Sellers pursuant to Section 4.4(f), the full Deposit together with all investment income thereon shall be delivered to Sellers promptly following such termination
               (c) if this Agreement is terminated by Purchaser pursuant to Section 4.4(c) as a result of the Platform Condition not being satisfied or waived, Two Million Five Hundred Thousand Dollars ($2,500,000) of the Deposit together with all investment income thereon shall be delivered to Sellers promptly following such termination, and the remainder of the Deposit together with all investment income thereon shall be returned to Purchaser at such time; or
               (d) if this Agreement is terminated pursuant to ARTICLE IV for any reason other than by Sellers pursuant to Section 4.4(f) or by Purchaser pursuant to Section 4.4(c) as a result of the Platform Condition not being satisfied or waived, the full Deposit together with all investment income thereon shall be returned to Purchaser promptly following such termination.
          3.5 Purchase Price Adjustment. The Purchase Price shall be subject to adjustment as follows:
               (a) Inventory Valuation.
                    (i) Not less than five (5) nor more than ten (10) Business Days after the Effective Date, Sellers shall deliver to Purchaser a statement of Sellers’ Inventory as of the Effective Date (the “Effective Date Inventory Valuation”), which valuation shall be subject to clauses (iii) and (iv) below. If, and to the extent, that a Seller Game becomes an Excluded Game pursuant to Section 2.1(b)(ii), then the Effective Date Inventory Valuation shall be adjusted to reflect such change.
                    (ii) On the Closing Date (or on such other date as close as practicable prior to or after the Closing Date as the parties may mutually agree, but in no event later than three (3) Business Days after the Closing Date), Technicolor shall conduct a 100% physical count of Sellers’ Inventory (the “Physical Count”) as of the Closing Date or such other date of the Physical Count if not on the Closing Date (the “Closing Date Inventory Valuation”), which valuation shall be subject to clauses (iii) and (iv) below. Purchaser shall have the right to have one or more representatives present at the Physical Count. Sellers and Purchaser shall cooperate in good faith in the scheduling of the Physical Count by Technicolor. If the Physical Count is required to be scheduled on a date other than when Technicolor conducts a scheduled quarterly Physical Count pursuant to the Technicolor Agreement, then the costs related to such specially scheduled Physical Count shall be the sole responsibility of Purchaser. The results of the Physical Count shall be conclusive and binding on the parties.
                    (iii) For the Effective Date Inventory Valuation and the Closing Date Inventory Valuation, Sellers shall value Inventory at the lower of cost or market in accordance with the method historically used by Sellers in preparing their financial statements filed with the SEC. The Closing Date Inventory Valuation shall be increased by an amount equal to open purchase orders as of the Closing Date (or the date the Physical Count is taken) that have been prepaid by Sellers; provided that Sellers shall provide evidence to Purchaser of such prepayments.
                    (iv) For purposes of this Section 3.5, any Inventory returned by any retailers or other Persons to Sellers during the period between the Effective Date and the Closing Date and which exists as of the Closing shall be excluded from the definition of Inventory.
               (b) Manner of Determining Adjustments.
                    (i) Within five (5) Business Days after the Closing, Sellers shall deliver to Purchaser a statement (the “Sellers Adjustment Statement”) setting forth in reasonable detail (x) the Closing Date Inventory Valuation and the Accounts Receivable Amount, including the summary spreadsheet of the components of the Accounts Receivable Amount in the format previously furnished to Purchaser, including a list of outstanding invoices, and (z) Sellers’ calculation of the adjustments to the Purchase Price.
                    (ii) Purchaser shall have ten (10) Business Days after receipt by Purchaser of the Sellers Adjustment Statement (the “Purchaser Review Period”) to review the Sellers Adjustment Statement. If Purchaser disputes the Sellers Adjustment Statement, then Purchaser shall deliver to Sellers within the Purchaser Review Period a statement setting forth in reasonable detail Purchaser’s reasons for such dispute (the “Purchaser Adjustment Statement”). If Purchaser notifies Sellers of its acceptance of the Sellers Adjustment Statement, or if Purchaser fails to deliver the Purchaser Adjustment Statement within the Purchaser Review

Period, then Sellers’ determination of the adjustments to the Purchase Price as set forth in the Sellers Adjustment Statement shall be conclusive and binding on the parties as of the last day of the Purchaser Review Period, and the appropriate party shall promptly pay to the other party in immediately available funds the amount of any such adjustment.
                    (iii) Sellers shall have five (5) Business Days after its receipt by Sellers of the Purchaser Adjustment Statement (the “Sellers Review Period”) to review the Purchaser Adjustment Statement. If Sellers dispute the Purchaser Adjustment Statement, then Sellers shall deliver to Purchaser within the Sellers Review Period a statement notifying Purchaser of such dispute and setting forth in reasonable detail Sellers’ reasons for such dispute (the “Sellers Dispute Statement”). If Sellers notify Purchaser of their acceptance of the Purchaser Adjustment Statement, or if Sellers fail to deliver the Sellers Dispute Statement within the Sellers Review Period, then Purchaser’s determination of the adjustments to the Purchase Price as set forth in the Purchaser Adjustment Statement shall be conclusive and binding on the parties as of the date of notification of such acceptance, or the last day of the Sellers Review Period, and the appropriate party shall promptly pay to the other party in immediately available funds the amount of any such adjustment.
                    (iv) Sellers and Purchaser shall use good faith efforts to resolve any dispute involving the determination of any adjustments to the Purchase Price. If the parties are unable to resolve the dispute identified in the Sellers Dispute Statement within five (5) Business Days after Seller delivers to Purchaser the Seller Dispute Statement, then either Sellers or Purchaser may thereafter petition the Bankruptcy Court to resolve the dispute identified in the Sellers Dispute Statement. The Bankruptcy Court’s resolution of the dispute shall be final and binding on the parties, and the appropriate party shall promptly pay to the other party in immediately available funds the amount of any such adjustment.
               (c) Joint and Several Liability of Sellers. Sellers shall be jointly and severally liable to Purchaser for any monies due to Purchaser under this Section 3.5 and such amount shall be an administrative priority expense in Sellers’ bankruptcy cases.
ARTICLE IV
CLOSING AND TERMINATION
          4.1 Closing Date. Subject to the satisfaction of the conditions set forth in Sections 9.1, 9.2 and 9.3, hereof (or the waiver thereof by the party entitled to waive that condition), the closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities provided for in ARTICLE II hereof (the “Closing”) shall take place, and Purchaser and Sellers shall consummate the purchase and sale transaction contemplated hereby, at the offices of Blank Rome LLP located at 405 Lexington Avenue, New York, New York (or at such other place as the parties may designate in writing) at 10:00 a.m. (Eastern time) on the date that is not more than two (2) Business Days following the satisfaction or waiver of the conditions set forth in ARTICLE IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date, or both, are agreed to in writing by the parties hereto. The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date.” Unless otherwise agreed by the parties in writing, the Closing shall be deemed effective and all right, title and interest of Sellers in respect of the Purchased Assets to be acquired by Purchaser hereunder shall be considered to have passed to Purchaser as of 12:01 a.m. (Eastern time) on the Closing Date.
          4.2 Deliveries by Sellers. At the Closing, Sellers shall deliver to Purchaser:
               (a) a duly executed bill of sale substantially in the form of Exhibit F hereto with respect to the Purchased Assets;
               (b) a duly executed assumption and assignment agreement substantially in the form of Exhibit G hereto with respect to the Assigned Contracts;
               (c) if applicable, duly executed Copyright Assignments, Trademark Assignments, and Patent Assignments in substantially the forms suitable for recording in the U.S. Patent and Trademark office, in the forms of Exhibits H, I, J and K, respectively hereto, and general assignments of other intellectual property;
               (d) the officer’s certificates required to be delivered pursuant to Sections 9.1(a) and 9.1(b);
               (e) all other instruments of assignment, conveyance and transfer, in form and substance reasonably acceptable to Purchaser, as may be necessary to convey the Purchased Assets and Assumed Liabilities to Purchaser;
               (f) summary spreadsheet of the components of the Estimated Accounts Receivable Amount and reflecting the calculation thereof in the format previously furnished to Purchaser, including a list of outstanding invoices;
               (g) a duly executed Release, pursuant to Section 2.6; and
               (h) such other documents, instruments and certificates as Purchaser may reasonably request.
          4.3 Deliveries by Purchaser. At the Closing, Purchaser shall deliver:
               (a) as promptly as is reasonably practicable and otherwise in accordance with the Bankruptcy Court orders, the Cure Amounts to counterparties of Assigned Contracts pursuant to this Agreement and Section 365 of the Bankruptcy Code;
               (b) to the Sellers:
                    (i) the Cash Consideration and Estimated Accounts Receivable Amount by application of the Deposit and the balance in immediately available good funds as set forth in Section 3.2 hereof;
                    (ii) the officer’s certificate required to be delivered pursuant to Sections 9.2(a) and 9.2(b);

                    (iii) a duly executed assumption and assignment agreement substantially in the form of Exhibit F hereto with respect to the Assigned Contracts; and
                    (iv) such other documents, instruments and certificates as Sellers may reasonably request.
          4.4 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:
               (a) by Purchaser or Sellers, if the Closing shall not have occurred by the close of business on July 15, 2009 (the “Termination Date”); provided, however, that, if the Closing shall not have occurred due to the failure of the Bankruptcy Court to enter the Sale Order and if all other conditions to the respective obligations of the parties to close hereunder that are capable of being fulfilled by the Termination Date shall have been so fulfilled or waived, then no party may terminate this Agreement prior to July 31, 2009; provided, further, that if the Closing shall not have occurred on or before the Termination Date due to a material breach of any representations, warranties, covenants or agreements contained in this Agreement by Purchaser or Sellers, then the breaching party may not terminate this Agreement pursuant to this
Section 4.4(a);
               (b) by mutual written consent of Sellers and Purchaser;
               (c) by Purchaser, if any of the conditions to the obligations of Purchaser set forth in Sections 9.1 and 9.3 shall have become incapable of fulfillment other than as a result of a breach by Purchaser of any covenant or agreement contained in this Agreement, and such condition is not waived by Purchaser;
               (d) by Sellers, if any condition to the obligations of Sellers set forth in Sections 9.2 and 9.3 shall have become incapable of fulfillment other than as a result of a breach by Sellers of any covenant or agreement contained in this Agreement, and such condition is not waived by Sellers;
               (e) by Purchaser, if there shall be a breach by Sellers of any representation or warranty, or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Sections 9.1 or 9.3 and which breach cannot be cured or has not been cured by the earlier of (i) twenty (20) Business Days after the giving of written notice by Purchaser to Sellers of such breach and (ii) the Termination Date;
               (f) by Sellers, if there shall be a breach by Purchaser of any representation or warranty, or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Sections 9.2 or 9.3 and which breach cannot be cured or has not been cured by the earlier of (i) twenty (20) Business Days after the giving of written notice by Sellers to Purchaser of such breach and (ii) the Termination Date;
               (g) by Sellers or Purchaser if there shall be in effect a final non-appealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; or

               (h) by Purchaser or Sellers, if the Bankruptcy Court shall enter an order approving an Alternative Transaction.
          4.5 Procedure Upon Termination. In the event of termination by Purchaser or Sellers, or both, pursuant to Section 4.4 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Purchased Assets hereunder shall be abandoned, without further action by Purchaser or Sellers. If this Agreement is terminated as provided herein each party shall redeliver to the party furnishing the same or destroy all confidential non-public documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof.
          4.6 Effect of Termination.
               (a) In the event that this Agreement is validly terminated as provided herein, then except as set forth in Section 4.6(c) hereof, each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser or Sellers; provided, however, that the rights and obligations of the parties set forth in Section 7.2 and Section 8.7 hereof shall survive any such termination and shall be enforceable hereunder.
               (b) Each of the Escrow Agreement and the Confidentiality Agreement shall survive any termination of this Agreement and nothing in this Section 4.6 shall relieve Purchaser or Sellers of their obligations under the Escrow Agreement and/or the Confidentiality Agreement.
               (c) In the event this Agreement is terminated by Sellers pursuant to Section 4.4(f) or by Purchaser pursuant to Section 4.4(c) as a result of the Platform Condition not being satisfied or waived, then (i) the Deposit or portion thereof, as applicable, shall promptly be released to Sellers pursuant to Section 3.4(b) or Section 3.4(c), as applicable, and Sellers shall be entitled to retain the amount thereof, and (ii) neither Sellers nor Purchaser shall have any further liability or obligation under this Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLERS
          Sellers, jointly and severally, hereby represent and warrant to Purchaser that:
          5.1 Corporate Existence. Each Seller is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the State of its organization and has all requisite corporate or limited liability company power and authority to own, lease and operate its properties, to carry on its business as now conducted and to perform its obligations under this Agreement and the Seller Documents.
          5.2 Authority. Except for such authorization as is required by the Bankruptcy Court (as hereinafter provided for), each Seller has all requisite corporate or limited liability company power, authority and legal capacity to execute and deliver this Agreement and has all requisite corporate or limited liability company power, authority and legal capacity to execute and deliver each other agreement, document, or instrument or certificate contemplated by this Agreement to which such Seller is a party or to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement (the “Seller Documents”), to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or limited liability company action on the part of each Seller a party hereto and thereto. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by each Seller a party hereto and thereto and (assuming the due authorization, execution and delivery by the other parties hereto and thereto, the entry of the Sale Order, and, with respect to Sellers’ obligations under Section 7.1, the entry of an Order of the Bankruptcy Court approving such obligations) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of each Seller enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, now or hereafter in effect, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
          5.3 Conflicts; Consents of Third Parties.
               (a) To the Knowledge of Sellers, none of the execution and delivery by any Seller of this Agreement or by any Seller a party thereto of the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by any Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of each Seller; (ii) subject to entry of the Sale Order, any applicable Law or any Order of any Governmental Body applicable to any Seller or any of the properties or assets of any Seller as of the date hereof; or (iii) subject to entry of the Sale Order, any applicable Law.
               (b) To the Knowledge of Sellers, no consent, waiver, approval, Order, permit or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of Sellers in connection with the execution and delivery of this Agreement or the Seller Documents, the compliance by Sellers with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the taking by Sellers of any other action contemplated hereby or thereby, except for (i) the entry of the Sale Order and (ii) the entry of the Procedures Order.
          5.4 Financial Advisors. Except as set forth on Schedule 5.4, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Sellers or any of their Subsidiaries in connection with the transactions contemplated by this Agreement and no Person engaged by Sellers is entitled to any fee or commission or like payment from Purchaser in respect thereof.

          5.5 Financial Statements. The consolidated financial statements of Midway and its Subsidiaries for the three (3) fiscal years ending on December 31, 2006, 2007 and 2008, respectively, as filed with the SEC, were prepared in accordance with GAAP, are correct and complete in all material respects as of the dates thereof and fairly and accurately present the sales, earnings, and results of operations of Midway and its Subsidiaries for the respective periods covered by such financial statements. The accompanying balance sheets to such financial statements are correct and complete in all material respects and fairly and accurately present the assets and the known and recorded liabilities of Midway and its Subsidiaries as of the referenced balance sheet dates in accordance with GAAP.
          5.6 Employee Controversies. There are no complaints filed or threatened, or outstanding orders or charges, against any Seller under any applicable Law relating to occupational safety and health. Any levies, assessments, and penalties made against any Seller pursuant to applicable Law relating to occupational safety and health have been paid in full.
          5.7 No Collective Bargaining Agreements or Union Certifications. To the Knowledge of Sellers, with respect to employees of each Seller, there are, and since September 30, 2008 have been, no (i) collective bargaining agreements in effect, (ii) union certifications or applications for union certification outstanding, (iii) union organizing drives, (iv) voluntary recognitions of any union as the bargaining agent for any such employees, or (v) material labor disputes, grievances, strikes, or lockouts, pending or threatened.
          5.8 Notice of Defaults. To the Knowledge of Sellers, since September 30, 2008, no Seller has sent or received any notice of default or notice of termination under any of the Assigned Contracts. Sellers have made available to Purchaser prior to the execution of this Agreement true and correct copies of the Assigned Contracts.
          5.9 Environmental Matters. To the Knowledge of Sellers, except as otherwise described on the attached Schedule 5.9:
               (a) In connection with each Leased Real Property included in the Purchased Assets, each Seller’s operation has been and is in compliance in all material respects with all applicable Environmental Laws.
               (b) All wastes generated by any Seller at any of the Leased Real Property have been properly transported off site and disposed of or recycled in compliance in all material respects with all applicable Environmental Laws.
               (c) No Seller has received any written notice, and is not aware, of any pending or threatened proceeding with respect to any violation, alleged or proven, of any Environmental Law by any Seller involving any of the Leased Real Property, or any operation conducted by any Seller on any such Leased Real Property, excluding notices or proceedings relating to matters which have been resolved in accordance with all applicable Legal Requirements and are no longer outstanding.
               (d) There are no underground storage tanks on any of the Leased Real Property, including tanks that have been closed in place or are exempt from regulation.

          5.10 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE V (as modified by the Schedules hereto as supplemented or amended), neither Sellers nor any other Person makes any other express or implied representation or warranty (including any implied or expressed warranty of merchantability or fitness for a particular purpose, or non-infringement) with respect to Sellers, the Purchased Assets, the Assumed Liabilities or the transactions contemplated by this Agreement, and Sellers disclaim any other representations or warranties, whether made by Sellers, any Affiliate of Sellers or any of their respective officers, directors, employees, agents or representatives. Except for the representations and warranties contained in ARTICLE V hereof (as modified by the Schedules hereto as supplemented or amended), Sellers (i) expressly disclaim and negate any representation or warranty, expressed or implied, at common law, by statute, or otherwise, relating to the condition of the Purchased Assets (including any implied or expressed warranty of merchantability or fitness for a particular purpose, or non-infringement) and (ii) disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Purchaser by any director, officer, employee, agent, consultant, or representative of Sellers or any of their Affiliates). Sellers make no representations or warranties to Purchaser regarding the probable success or profitability of the business or assets being acquired by Purchaser. The disclosure of any matter or item in any schedule hereto shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material. The Purchased Assets are being transferred to Purchaser on a “where is” and, as to condition, “as is” basis.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER
          Purchaser hereby represents and warrants to Sellers that:
          6.1 Corporate Existence. Purchaser is a corporation duly incorporated, validly existing, and in good standing under the laws of Delaware.
          6.2 Authority. Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly and validly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, now or hereafter in effect, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
          6.3 Conflicts; Consents of Third Parties.
               (a) To the Knowledge of Purchaser, none of the execution and delivery by Purchaser of this Agreement or the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of formation, limited liability company agreement, certificate of incorporation and by-laws, as the case may be, of Purchaser, (ii) any Contract or permit to which Purchaser is a party or by which Purchaser or its properties or assets are bound or (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound or (iv) any applicable Law.
               (b) Except for the Sale Order and except as set forth on Schedule 6.3(b), to the Knowledge of Purchaser, no consent, waiver, approval, Order, permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents, the compliance by Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the taking by Purchaser of any other action contemplated hereby or thereby, or for Purchaser to operate the Purchased Assets.
          6.4 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and no Person engaged by Purchaser is entitled to any fee or commission or like payment from Sellers in respect thereof.
          6.5 Sufficient Funds. Purchaser has sufficient funds available to consummate this transaction.
          6.6 Condition of the Purchased Assets. Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that Sellers are not making any representations or warranties whatsoever, express or implied, beyond those expressly given by Sellers in ARTICLE V hereof (as modified by the Schedules hereto as supplemented or amended), and Purchaser acknowledges and agrees that, except for the representations and warranties contained therein, the Purchased Assets are being transferred on a “where is” and, as to condition, “as is” basis. Any claims Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of Sellers set forth in ARTICLE V hereof (as modified by the Schedules hereto as supplemented or amended). Purchaser further represents that neither Sellers nor any of their Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Sellers, the Sellers’ business, the Purchased Assets or the transactions contemplated by this Agreement not expressly set forth in this Agreement, and none of the Sellers, any of their Affiliates or any other Person will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser or its representatives or Purchaser’s use of, any such information, including any confidential memoranda distributed on behalf of Sellers relating to the Purchased Assets or other publications or data room information provided to Purchaser or its representatives, or any other document or information in any form provided to Purchaser or its representatives in connection with the sale of the Purchased Assets and the transactions contemplated hereby. Purchaser acknowledges that it has conducted to its satisfaction, its own independent investigation of the Purchased Assets and, in making the determination to proceed with the transactions contemplated by this Agreement, Purchaser has relied on the results of its own independent investigation.
ARTICLE VII
BANKRUPTCY COURT MATTERS
          7.1 Competing Bids. This Agreement is subject to approval by the Bankruptcy Court and the consideration by Sellers of competing offers (each a “Competing Bid”). From the date hereof (and any prior time) and until the deadline contained in the Procedures Order for the submission of a Competing Bid, Sellers are permitted to cause its representatives and Affiliates to initiate contact with, solicit or encourage submission of any inquiries, proposals or offers by, any Person (in addition to Purchaser and its Affiliates, agents and representatives) in connection with any sale or other disposition of any or all of the Purchased Assets or any other form of Alternative Transaction. In addition, Sellers shall be permitted in accordance with the Procedures Order to respond to any inquiries or offers to purchase all or any part of the Purchased Assets and perform any and all other acts related thereto which are required or permitted under the Bankruptcy Code or other applicable Law, including, without limitation, supplying information relating to the business and the assets of Sellers to prospective purchasers.
          7.2 Purchaser Protections and Bidding Procedures. In consideration of Purchaser conducting its due diligence and entering into this Agreement, and subject to entry of the Procedures Order by the Bankruptcy Court, Sellers agree:
               (a) In the event that, as a result of an Auction, all or substantially all of the Purchased Assets are sold by reason of a Qualifying Bid, or if this Agreement is terminated by Purchaser pursuant to Section 4.4(e), Purchaser shall have a joint and several administrative priority expense claim in each of Sellers’ Bankruptcy Cases for payment, without duplication, of (i) a break-up fee in an amount equal to $1,000,000 (the “Break-Up Fee”), (ii) as reimbursement, all actual, necessary, reasonable and documented out-of-pocket expenses of Purchaser; provided, however, that such expense reimbursement shall not exceed $100,000 (the “Expense Reimbursement”), and (iii) the return to Purchaser of the Deposit in accordance with Section 3.3 and the terms of the Escrow Agreement. Purchaser shall only be entitled to payment from Sellers collectively in the amount set forth in the preceding sentence and not multiple payments of the full amount from each Seller. In the circumstances described in this Section 7.2(a), the Break-Up Fee and Expense Reimbursement shall be payable by Sellers to Purchaser on the earlier of (y) the closing of the Alternative Transaction, and (z) the effective date of a confirmed plan of reorganization for any of the Sellers.
               (b) In the event this Agreement is terminated other than pursuant to Section 4.4(c), Section 4.4(e), Section 4.4(f) or Section 4.4(h) and, within twelve (12) months after the Effective Date, Sellers, or any of them, intend to sell all or any substantial portion of the Purchased Assets, then Sellers shall cause Purchaser to be included in those discussions for the possible acquisition of all or any of the Purchased Assets.
               (c) The following bidding procedures (the “Bidding Procedures”) shall be employed with respect to the transaction contemplated by this Agreement and shall be reflected in the Bidding Procedures Order. Purchaser acknowledges and agrees that the Bidding Procedures may be modified or supplemented by other customary procedures not inconsistent with the matters set forth in this Section 7.2(c) and the terms of this Agreement. The sale of the Purchased Assets may be subject to competitive bidding only as set forth in this Section 7.2(c):
                    (i) Any Person that is financially capable of consummating the transaction proposed by such Person (a “Qualifying Bidder”) may submit a written Competing Bid stating that (x) such Qualifying Bidder offers to purchase, and is prepared to enter into a legally binding purchase and sale or similar agreement for the purchase of some or all of the Purchased Assets upon terms and conditions that are in the aggregate and under the circumstances generally no less favorable to Sellers than those contained herein; (y) such Qualifying Bidder is financially capable of consummating its proposed transaction; and (z) such Competing Bid is irrevocable until the entry of a final order approving a sale of the assets set forth in such Competing Bid to a Person other than such Qualifying Bidder. In addition, each Competing Bid shall contain such financial and other information that will allow Sellers to make a reasonable determination as to the Qualifying Bidder’s financial and other capabilities to consummate the transactions contemplated by such Competing Bid.
                    (ii) In order to be a qualifying bid (a “Qualifying Bid”), a Competing Bid conforming to the requirements set forth in Sections 7.2(c)(i) and (c)(iv) must be submitted to Sellers’ counsel so as to be received not later than five (5) Business Days prior to the date scheduled by the Bankruptcy Court for the Sale Hearing (the “Bid Deadline”). Sellers’ counsel shall promptly deliver a copy of each Qualifying Bid to Purchaser’s counsel. In the event that there are no Qualifying Bids, Sellers shall proceed to seek Bankruptcy Court approval at the Sale Hearing for the sale of the Purchased Assets to Purchaser pursuant to this Agreement.
                    (iii) If Sellers receive one or more Competing Bids by the Bid Deadline which Sellers believe alone or together or in some combination may constitute Qualifying Bids, then Sellers shall, unless otherwise ordered by the Bankruptcy Court, conduct the Auction on the date that is not less than two (2) Business Day prior to the Sale Hearing, at the Delaware or New York offices of Blank Rome LLP at such time as may be reasonably acceptable to Purchaser or is otherwise approved by the Bankruptcy Court.
                    (iv) Notwithstanding any other provision of this Section 7.2, pursuant to the Procedures Order, a Competing Bid for some or all of the Purchased Assets shall constitute a Qualifying Bid(s) only if such Competing Bid alone or in conjunction with other

Competing Bids when weighed against the transaction contemplated by this Agreement, is in Sellers’ reasonable business judgment likely to result in value to Sellers (taking into account the impact of any delay in closing the transaction contemplated by such Competing Bid(s), purchase price adjustments, arrangements regarding Inventory and Accounts Receivable, cure amounts, Contracts to be assumed, closing conditions, certainty of completion and any other relevant factors) greater than the sum of (A) the Cash Consideration (as the same may be adjusted), plus (B) the amount of the Break-Up Fee, (C) if and only if the Purchaser Agreements are to be assigned, then so much of the Purchaser Cure Amount that is to be paid to the extent that such Competing Bid(s) provide for payment thereof as a cure pursuant to Section 365(b) of the Bankruptcy Code, plus (D) the amount of the Expense Reimbursement, plus (E) $300,000; contains no due diligence contingencies and no financing contingencies; and provides for a deposit in the aggregate in an amount at least equal to the Deposit and on terms similar to those set forth herein with respect to the Deposit.
                    (v) At the commencement of the Auction, Sellers shall announce the highest or best Qualifying Bid(s) received prior to such time. Auction bidding shall begin with such highest or best Qualifying Bid(s) and subsequently shall continue in minimum increments of at least $150,000. If the Qualifying Bid consists of one or more Competing Bids, then the minimum increment at the Auction for any Competing Bid for less than all of the collective assets contained in the Qualifying Bid shall be equal to $150,000 multiplied by the percentage that the purchase price of such individual Competing Bid bears to the aggregate of what is then the highest or best Qualifying Bid. Subsequent Bids submitted by Purchaser shall not require any deposit in addition to the Deposit. The Auction shall be conducted by, and under the direction and control of, Sellers, unless otherwise ordered by the Bankruptcy Court. Sellers shall have reasonable discretion to establish and/or modify any Auction rules or procedures so as to maximize, in Sellers’ reasonable business judgment, the realization of value for the Purchased Assets except to the extent that any such newly established or modified Auction rules are inconsistent with any provisions of this Agreement or the Procedures Order. The presence or absence of any closing conditions under this Agreement and/or any Qualifying Bid(s) shall be taken into account when comparing transactions. Upon the conclusion of the Auction, Sellers, in their reasonable business judgment, shall announce their determination as to the highest and best Qualifying Bid(s), which may be this Agreement (as it may be modified during the Auction by any subsequent Purchaser’s bid). At the Sale Hearing, Sellers shall ask the Bankruptcy Court to approve Person(s) making the highest and/or and best Qualifying Bid(s) as the buyer(s) of the Purchased Assets.
          7.3 Bankruptcy Court Filings. As promptly as practicable following the execution of this Agreement, Sellers shall file with the Bankruptcy Court the Sale Motion seeking entry of the Procedures Order and Sale Order. Sellers shall use commercially reasonable efforts to obtain entry of the Procedures Order and the Sale Order in due course. Purchaser agrees that it will promptly take such actions as are reasonably requested by Sellers to assist in obtaining entry of the Procedures Order and Sale Order and a finding of adequate assurance of future performance by Purchaser, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of providing necessary assurances of performance by Purchaser under this Agreement and demonstrating that Purchaser is a “good faith” purchaser under Section 363(m) of the Bankruptcy Code; provided, however, that Purchaser shall have no obligation or duty to accept any substantive modifications to this Agreement, any related agreements, the form of Procedures Order or the form of Sale Order which are not acceptable to Purchaser. Purchaser shall not, without the prior written consent of Sellers, file, join in, or otherwise support in any manner whatsoever any motion or other pleading relating to the sale of the Purchased Assets hereunder.
ARTICLE VIII
COVENANTS
          8.1 Access to Information. Sellers agree that, prior to the Closing Date, Purchaser shall be entitled, through its officers, employees and representatives (including, without limitation, its legal advisors and accountants), to make such investigation at Purchaser’s sole expense (except as provided in Section 7.2(a)(ii)) of the Purchased Assets and the Assumed Liabilities as it reasonably requests and to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours at Purchaser’s sole expense (except as provided in Section 7.2(a)(ii)) upon reasonable advance notice and under reasonable circumstances and shall be subject to restrictions under applicable Law. Sellers shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of Sellers to cooperate with Purchaser and Purchaser’s representatives in connection with such investigation and examination, and Purchaser and its representatives shall cooperate with Sellers and their representatives and shall use their reasonable efforts to minimize any disruption to Sellers’ business. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require Sellers to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which Sellers are bound.
          8.2 Conduct Pending the Auction and Closing. Between the Effective Date and the Auction, and thereafter until the Closing Date in the event that Purchaser is the successful bidder, Sellers shall:
               (a) Conduct their operations and maintain the Purchased Assets in the Ordinary Course of Business;
               (b) Maintain all Sellers’ inventories at the same level as on the Effective Date subject to such fluctuations as may be reasonable given the level of sales activity of Sellers;
               (c) Maintain in force Sellers’ existing insurance against loss relating to the Purchased Assets;
               (d) Not sell, lease, or otherwise transfer or dispose of any Purchased Assets, or any interest therein, other than transfers and dispositions made in the Ordinary Course of Business; and
               (e) Not modify or agree to modify in any material way any of the Assigned Contracts or any of the Sellers’ rights with respect to any of the Assigned Contracts without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed.

          8.3 Consents.
               (a) Sellers and Purchaser shall cooperate in obtaining, at the earliest practicable date, any consents from third parties which Purchaser may request; provided, however, that Sellers shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested or to initiate any Legal Proceedings to obtain any such consent or approval except to the extent required by law or any court order.
               (b) The parties hereto have entered into a side letter (the “Side Letter”) containing terms that may result in a reduction of the Cash Consideration. If the Side Letter is required to be filed with the Bankruptcy Court, it shall be filed under seal; provided that the Side Letter shall be available for inspection on request only to The Office of the U.S. Trustee, the Official Committee of Unsecured Creditors, Acquisition Holdings Subsidiary I LLC in its capacity as lender, and by Qualifying Bidders, subject to appropriate confidentiality provisions.
               (c) Notwithstanding anything herein to the contrary, the Assigned Contracts and Purchased Assets shall only be assigned by Sellers to Purchaser pursuant to the Bankruptcy Court’s Sale Order approving this Agreement and the transactions contemplated hereby.
          8.4 Regulatory Approvals.
               (a) If necessary, Purchaser and the Sellers shall (a) make or cause to be made all filings required of each of them or any of their respective Subsidiaries or Affiliates with applicable antitrust authorities in Germany and any other required jurisdictions with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within five (5) Business Days after the Effective Date, (b) comply at the earliest practicable date with any request of any Governmental Body for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries in respect of such filings or such transactions, and (c) cooperate with each other in connection with any such filing. Purchaser shall pay the cost of all fees or other payments to any Governmental Body in connection with any such filings and/or to obtain any required authorization, consent, order or approval hereunder. Sellers or their Affiliates shall pay their own counsel fees in connection with any such filing. Subject to the Confidentiality Agreement, each such party shall use reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. Purchaser and the Sellers may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 8.4(a) as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials (the Sellers or Purchaser, as the case may be).
               (b) Purchaser and the Sellers shall use their reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Body with respect to the transactions contemplated by this Agreement pursuant to any applicable antitrust or competition law. In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging whether any transaction contemplated by this Agreement is in violation of any such antitrust or competition law, Purchaser and the Sellers shall cooperate and use their reasonable best efforts to contest and resist any such Legal Proceeding, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action, unless, by mutual agreement, Purchaser and the Sellers decide that litigation is not in their respective best interests. Notwithstanding anything to the contrary herein, for purposes of this Section 8.4(b), “reasonable best efforts” of the Purchaser shall not require Purchaser or its Affiliates to (i) divest or hold separate (including by trust or otherwise) any assets or any portion of any business of, or modify or accept conditions with respect to the operation of the business of, Purchaser, as of the Effective Date, or (ii) divest or hold separate any significant assets or any significant portion of any business of, or modify or accept conditions with respect to any significant portion of the operations of, the Purchased Assets.
          8.5 Title to Purchased Assets. At the Closing, Sellers shall, in accordance with and subject to the Sale Order, convey to Purchaser all of Sellers’ right, title and interest in and to the Purchased Assets.
          8.6 Further Assurances. Each of the parties hereto shall use its commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.
          8.7 Confidentiality. Purchaser acknowledges that the Confidential Information (as defined below) provided to it in connection with this Agreement, including under Section 8.1, and the consummation of the transactions contemplated hereby, is subject to that certain Confidentiality Agreement, dated November 13, 2008, as amended on December 12, 2008, between the Purchaser and Sellers (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate with respect to information relating solely to the Purchased Assets and Assumed Liabilities; provided, however, that Purchaser and Sellers each acknowledge that any and all other Confidential Information provided to it by the other or its representatives concerning Purchaser or Sellers shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date. For purposes of this Section 8.7, the term “Confidential Information” shall have the meaning ascribed to it in the Confidentiality Agreement.

          8.8 Preservation of Records. Each of the parties hereto agrees to preserve, segregate and keep the records held by it or its Affiliates relating to the Purchased Assets, Assumed Liabilities and employees of the Sellers hired by Purchaser for a period of one (1) year from the Closing Date and shall make such records and personnel available to the other, subject to compliance with applicable Law, as may be reasonably required by such party in connection with, among other things, the Bankruptcy Case or any matters or proceedings in connection therewith, any insurance claims by, Legal Proceedings or Tax audits against or governmental investigations of Sellers or Purchaser or any of their Affiliates or in order to enable Sellers or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event Sellers or Purchaser wish to destroy such records before or after that time, such party shall first give ninety (90) days prior written notice to the other and such other party shall have the right at its option and expense, to take possession of the records within ninety (90) days after the date of such notice.
          8.9 Supplementation and Amendment of Schedules. Sellers may, at their option, include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in the Schedules shall constitute a disclosure for all purposes under this Agreement notwithstanding any reference to a specific section, and all such information shall be deemed to qualify the entire Agreement and not just such section. From time to time prior to the Closing, Sellers shall have the right to supplement or amend the Schedules with respect to any matter hereafter arising or discovered after the delivery of the Schedules pursuant to this Agreement. No such supplement or amendment shall have any effect on the satisfaction of the condition to closing set forth in Section 9.1(a); provided, however, if the Closing shall occur, then Purchaser shall be deemed to have waived any right or claim pursuant to the terms of this Agreement or otherwise, including pursuant to ARTICLE VI and ARTICLE VI hereof, with respect to any and all matters disclosed pursuant to any such supplement or amendment at or prior to the Closing.
          8.10 Publicity. Neither Sellers nor Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of Purchaser or Sellers, disclosure is otherwise required by applicable Law, or by the Bankruptcy Court with respect to filings to be made with the Bankruptcy Court or the SEC in connection with this Agreement, or by the applicable rules of any stock exchange on which Purchaser or Sellers lists securities; provided that the party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law or Bankruptcy Court requirement to consult with the other party with respect to the text thereof.
          8.11 Court Order. Sellers and Purchaser shall use commercially reasonable efforts to obtain the Sale Order. If a written objection is filed to the Sale Motion, which is an objection which would prohibit or otherwise prevent the Closing from occurring pursuant to the terms of this Agreement, Sellers and Purchaser shall use commercially reasonable efforts to have such objection overruled.
          8.12 Adequate Assurance of Future Performance. With respect to each Assigned Contract, Purchaser agrees to provide information that is material and relevant to the Bankruptcy Court finding that adequate assurance of future performance exists. Purchaser shall be under no obligation to provide or deliver any additional undertakings, financial or otherwise, in connection with such a finding as required under the Bankruptcy Code. Purchaser agrees that it will promptly take actions reasonably required by Sellers or ordered by the Bankruptcy Court to assist in obtaining the Bankruptcy Court’s entry of an order approving this Agreement, such as furnishing affidavits, non-confidential financial information, confidential information subject to a reasonable form of confidentiality agreement or other documents or information for filing with the Bankruptcy Court and making Purchaser’s employees and representatives available to be interviewed by Sellers’ attorneys and to testify before the Bankruptcy Court and at depositions, with respect to demonstrating adequate assurance of future performance by Purchaser under any Assigned Contract.
          8.13 Purchaser Covenants After Closing. Purchaser covenants and agrees that it shall, from and after the Closing Date (unless otherwise agreed with Sellers), upon reasonable advance notice, afford to Sellers’ officers, independent public accountants, attorneys, consultants and other representatives, reasonable access during normal business hours to the Purchased Assets and the Assumed Liabilities and all books and records pertaining to the Purchased Assets and the Assumed Liabilities. To the extent that such Purchased Assets and Assumed Liabilities include information management systems, the Purchaser’s officers, consultants and other representatives shall provide the Sellers with access to such information management systems on a royalty-free basis solely for the purpose of enabling the Sellers to conduct an orderly wind-down of the Sellers’ operations until such time as the wind-down is completed. Sellers expressly acknowledge that nothing in this Section is intended to give rise to any contingency to Sellers’ obligations to proceed with the transactions contemplated herein.
          8.14 Access to Headquarters. For a period of thirty (30) days following the Closing Date, the Sellers shall allow Purchaser reasonable access to the Headquarters and the San Diego Studio during regular business hours at Purchaser’s sole expense for the purpose of moving or transferring any Purchased Assets located at the Headquarters or such studio. The Purchaser agrees to remove the Purchased Assets during the such time period and the Purchaser shall be responsible for any damage to the Purchased Assets or the Headquarters during such removal. The parties acknowledge that Sellers’ resources and personnel are limited. To the extent that Purchaser requires or requests services of Sellers’ employees after the Closing, Purchaser agrees to pay the reasonable and customary costs of such employees to assist in the transition.
          8.15 Use of Telephone System. After the Closing Date, Purchaser shall permit Sellers to utilize the telephone system and switch included in the Purchased Assets currently located in the Headquarters at no charge to Sellers until the current lease for the Headquarters has expired or is otherwise terminated.

          8.16 Purchaser Cure Amounts. Purchaser and Sellers acknowledge that Purchaser Cure Amounts through February 11, 2009 are $359,218, $166,126 and $7,342,476 for the Contracts for Seller’s Games Happy Feet, Ant Bully and Mortal Kombat vs. DC Universe, respectively. In the event that Purchaser is the Successful Bidder (as defined in the Procedures Order), Purchaser shall assert no additional pre-petition claims in the Bankruptcy Case and if Purchaser is not the Successful Bidder, Purchaser shall assert no additional claims for cure under Section 365 of the Bankruptcy Code in the Bankruptcy Court in respect of such contracts.
          8.17 Certain Contracts. Purchaser acknowledges that the Wheelman Distribution Agreement will remain in full force and effect and is accepting the Wheelman video game and Game Assets thereof subject to the terms of the Wheelman Distribution Agreement. Sellers shall continue to own and have the right to receive any payments under the Wheelman Distribution Agreement.
          8.18 Agreement for Licensed Assets. The parties acknowledge that certain Purchased Assets are desirable for the continued operation by Sellers or their Affiliates of the Newcastle Studio and the San Diego Studio from and after the Closing Date. Accordingly, Purchaser shall, to the extent Purchaser has the right to do so, grant to each applicable Seller a perpetual, worldwide, non-exclusive, irrevocable, royalty-free, freely transferable license, with the right to sublicense, to make, use, sell, copy, distribute, perform, display and make derivative works of the Licensed Assets pursuant to a license or other similar agreement(s) to be negotiated in good faith by the parties within thirty (30) days following the Effective Date. Notwithstanding the foregoing, nothing contained herein shall be deemed to grant Sellers any rights in and to any of the Purchased Assets other than the Licensed Assets, and Sellers shall be solely responsible for obtaining any rights from any third parties necessary for the use and exploitation of the Licensed Assets.
          8.19 European Inventory and Accounts Receivable. If and to the extent Sellers or their Affiliates undertake discussions with third parties concerning the disposition of accounts receivable and inventory of Sellers’ European Subsidiaries, Sellers shall cause Purchaser to be included in those discussions for the possible acquisition of that inventory and accounts receivable by Purchaser.
          8.20 Inventory.
               (a) Purchaser acknowledges that from and after the Closing Date it shall be solely responsible for all warehouse charges related to the Inventory included in the Purchased Assets. In addition, Purchaser agrees to remove the Inventory included in the Purchased Assets from the warehouse where it is located at its sole expense promptly after the Closing Date and Purchaser shall be responsible for any damage to such Inventory or any warehouse during such removal and the cost of such removal.
               (b) Notwithstanding anything to the contrary contained herein, (i) Purchaser hereby grants to Midway and each of its Subsidiaries a perpetual, worldwide, non-exclusive, royalty-free license to use the Purchased Assets for the sole purpose of selling finished goods inventory included in the Excluded Assets after the Closing Date, and (ii) to the extent any Purchased Assets are used in the “Gold Master Candidate” for the TNA Wrestling video game

(the “Gold Master Candidate Assets”), Purchaser hereby grants to Midway and each of its Subsidiaries a perpetual, worldwide, non-exclusive, royalty-free license to use the Gold Master Candidate Assets for the sole purpose of reordering and selling existing TNA Wrestling video games. Such right with respect to the TNA Wrestling video games shall be freely transferable by Sellers.
ARTICLE IX
CONDITIONS TO CLOSING
          9.1 Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):
               (a) the representations and warranties of Sellers set forth in this Agreement qualified by their terms by reference to materiality shall have been true and correct as of the Effective Date and shall be true and correct, at and as of the Closing Date as though made on the Closing Date, and those not so qualified shall have been true and correct in all material respects as of the Effective Date and shall be true and correct in all material respects at and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), and Purchaser shall have received a certificate signed by an authorized officer of each Seller, dated the Closing Date, to the foregoing effect;
               (b) each Seller shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Purchaser shall have received a certificate signed by an authorized officer of each Seller, dated the Closing Date, to the foregoing effect;
               (c) the conditions set forth in Schedule 9.1 shall have been satisfied; and
               (d) Sellers shall have delivered, or caused to be delivered, to Purchaser all of the items set forth in Section 4.2.
          9.2 Conditions Precedent to Obligations of Sellers. The obligation of Sellers to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Sellers in whole or in part to the extent permitted by applicable Law):
               (a) the representations and warranties of Purchaser set forth in this Agreement qualified by their terms by reference to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, at and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), and Sellers shall have received a certificate signed by an authorized officer of Purchaser, dated the Closing Date, to the foregoing effect;
               (b) Purchaser shall have performed and complied in all respects with all obligations and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Sellers shall have received a certificate signed by an authorized officer of Purchaser, dated the Closing Date, to the foregoing effect;
               (c) Purchaser shall have delivered, or caused to be delivered, to Sellers all of the items set forth in Section 4.3; and
               (d) the license or other similar agreement with respect to the Licensed Assets contemplated by Section 8.18 shall have been executed by Sellers or their Affiliates, on the one hand, and Purchaser, on the other hand.
          9.3 Conditions Precedent to Obligations of Purchaser and Sellers. The respective obligations of Purchaser and Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser and Sellers, each in such party’s sole discretion, in whole or in part to the extent permitted by applicable Law):
               (a) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;
               (b) the Bankruptcy Court shall have entered the Procedures Order, in form and substance reasonably acceptable to Sellers and Purchaser; provided that the Procedures Order shall expressly approve the Break-Up Fee, Expense Reimbursement and the $300,000 amount referred to in Section 7.2(c)(iv) as provided herein;
               (c) all filings required of Purchaser and the Sellers or any of their respective Subsidiaries or Affiliates with applicable antitrust authorities in Germany with respect to the transactions contemplated hereby shall have been filed and cleared, or the applicable waiting period shall have expired without adverse action by the applicable authority or early termination shall have been granted; and
               (d) the Bankruptcy Court shall have entered the Sale Order and any stay period applicable to the Sale Order shall have expired or shall have been waived by the Bankruptcy Court, and such Sale Order shall be in full force and effect, and shall not have been modified, as of the Closing Date.
          9.4 Frustration of Closing Conditions. Neither Sellers nor Purchaser may rely on the failure of any condition set forth in Sections 9.1, 9.2 or 9.3, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE X
NO SURVIVAL
          10.1 No Survival of Representations and Warranties. The parties hereto agree that the representations and warranties contained in this Agreement shall not survive the Closing hereunder, and none of the parties shall have any liability to each other after the Closing for any breach thereof. The parties hereto agree that the covenants contained in this Agreement to be performed at or after the Closing shall survive the Closing hereunder and, subject to the limitations of Section 4.6(c), each party hereto shall be liable to the other after the Closing for any breach thereof (provided, that Sellers shall have no liability to Purchaser for any breach of any covenant to be performed prior to Closing).
          10.2 No Consequential Damages. Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to any other Person for any consequential, incidental, indirect, special or punitive Damages of such other Person, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach hereof.
ARTICLE XI
TAXES
          11.1 Transfer Taxes. Purchaser shall be responsible for any sales, use, stamp, documentary stamp, filing, recording, transfer or similar fees or taxes or governmental charges (including any interest and penalty thereon) payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). Sellers and Purchaser shall cooperate and consult with each other prior to filing any Tax Returns in respect of Transfer Taxes. Sellers and Purchaser shall cooperate and otherwise take commercially reasonable efforts to obtain any available refunds for Transfer Taxes.
          11.2 Prorations. All (i) real and personal property Taxes or similar ad valorem obligations levied with respect to the Purchased Assets for any taxable period that includes the Closing Date and ends after the Closing Date and (ii) any payments made by Sellers prior to the Closing Date under any Assigned Contract with respect to the calendar month in which the Closing Date occurs (i.e., rent), shall be prorated between Sellers and Purchaser as of 12:01 a.m. (Eastern time) on the Closing Date and payments made accordingly.
          11.3 Purchase Price Allocation. Sellers and Purchaser shall agree to an allocation of the Purchase Price among the Purchased Assets within fifteen (15) Business Days following the Closing Date unless extended by mutual agreement of the parties (the “Purchase Price Allocation”). So long as such Purchase Price Allocation is prepared in accordance with Section 1060 of the Code, Purchaser and Sellers shall file all Tax Returns on a basis that is consistent with such Purchase Price Allocation, and shall take no position inconsistent therewith for Tax purposes unless required by an administrative or judicial determination.

          11.4 Cooperation and Audits. Purchaser and Sellers shall reasonably cooperate with each other regarding Tax matters and shall make available to the other as reasonably requested all information, records and documents relating to Taxes governed by this Agreement.
ARTICLE XII
MISCELLANEOUS
          12.1 Expenses. Except as otherwise provided in this Agreement, including, without limitation, in Section 7.2(a) hereof, each of Sellers and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.
          12.2 Damages and Injunctive Relief. Damages at law may be an inadequate remedy for the breach of any of the covenants, promises and agreements contained in this Agreement and, accordingly, any party hereto shall be entitled to injunctive relief with respect to any such breach, including without limitation specific performance of such covenants, promises or agreements or an order enjoining a party from any threatened, or from the continuation of any actual, breach of the covenants, promises or agreements contained in this Agreement. The rights set forth in this Section 12.2 shall be in addition to any other rights which a party may have at law or in equity pursuant to this Agreement.
          12.3 Submission to Jurisdiction; Consent to Service of Process.
               (a) Without limiting any party’s right to appeal any order of the Bankruptcy Court, (i) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby, and (ii) any and all proceedings related to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court and shall receive notices at such locations as indicated in Section 12.7 hereof; provided, however, that if the Bankruptcy Case has closed, the parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of the United States District Court for the District of Delaware and any appellate court from any thereof, for the resolution of any such claim or dispute. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
               (b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 12.7.

          12.4 Waiver of Right to Trial by Jury. Each party to this Agreement waives any right to trial by jury in any action, matter or proceeding regarding this Agreement or any provision hereof or therein to the extent permitted by Law.
          12.5 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto and the Side Letter), and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.
          12.6 Governing Law. Except to the extent inconsistent with the Bankruptcy Code, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State without regard to conflicts of laws principles thereof.
          12.7 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to Sellers, to:
Midway Games Inc.
2704 West Roscoe Street
Chicago, IL 60618
Facsimile: (773) 961-2099
Attn: General Counsel
With a copy (which shall not constitute notice) to:
Blank Rome LLP
405 Lexington Avenue
New York, NY 10174
Facsimile: (917) 332-3733
Attn: Jeffrey N. Siegel, Esq.
          Pamela E. Flaherty, Esq.
If to Purchaser, to:
Warner Bros. Entertainment Inc.
4000 Warner Blvd.
Burbank, CA 91522
Facsimile: (818) 954-5445
Attn: General Counsel
With a copy (which shall not constitute notice) to:
Andrews Kurth LLP
601 South Figueroa, Suite 3700
Los Angeles, CA 90017
Facsimile: (213) 896-3137
Attn: Jon Dalberg, Esq.
          12.8 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
          12.9 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Sellers or Purchaser

(by operation of Law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires. In the event that a chapter 11 trustee should be appointed for Sellers, or in the event that Sellers’ Bankruptcy Case should be converted to a case under chapter 7, or in the event there shall be an approved and confirmed plan of reorganization in Sellers’ Bankruptcy Case, the rights and obligations of Sellers hereunder shall be binding upon and inure to the benefit of any duly appointed trustee appointed in Seller’s Bankruptcy Case or any successor under a confirmed chapter 11 plan of reorganization or liquidation in Sellers’ Bankruptcy Case.
          12.10 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, counsel or equityholder of Sellers shall have any liability for any obligations or liabilities of Sellers under this Agreement or the Seller Documents of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.
          12.11 Counterparts. This Agreement may be executed in as many counterparts as may be required, which counterparts may be delivered by facsimile or electronic mail, and it shall not be necessary that the signature of, or on behalf of, each party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more such counterparts. All such counterparts when taken together shall constitute a single and legally binding agreement.
          12.12 Time of the Essence; Calculation of Time Period. Each party hereto acknowledges and agrees that time is of the essence for each and every provision of this Agreement and that the breach of any provision hereof requiring any act to be done or step to be taken within a certain period or prior to a certain date or time shall be deemed a material breach of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
          12.13 United States Dollars. Any reference in this Agreement to “$” shall mean U.S. dollars.
          12.14 Exhibits/Schedules. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any matter or item disclosed on one schedule shall be deemed to have been disclosed on each other schedule. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.
          12.15 Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

          12.16 Headings. The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any Section are to the corresponding Section of this Agreement unless otherwise specified.
          12.17 Certain Terminology. The words “herein,” “hereinafter,” “hereof” and “hereunder” and words to similar effect refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
          12.18 Negotiations. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
          12.19 Sellers’ Representative. By the execution and delivery of this Agreement, each of the Sellers hereby irrevocably constitutes and appoints Midway Amusement Games, LLC, as the true and lawful agent and attorney in fact (in such capacity, the “Sellers’ Representative”) of the Sellers with full power of substitution to act in the name, place and stead of the Sellers with respect to the Escrow Agreement and the transactions contemplated thereby as the Sellers’ Representative may deem appropriate, and to do or refrain from doing all such further acts and things, and execute all such documents as the Sellers’ Representative shall deem necessary or appropriate in connection with the transactions contemplated by the Escrow Agreement and the transactions contemplated thereby, including the giving of instructions and the power to receive funds distributed under the Escrow Agreement.
[Remainder Of This Page Intentionally Left Blank]
[Signature Page To Follow]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

MIDWAY GAMES INC. MIDWAY AMUSEMENT GAMES, LLC MIDWAY HOME ENTERTAINMENT INC. SURREAL SOFTWARE INC. MIDWAY GAMES WEST INC. MIDWAY STUDIOS – LOS ANGELES INC. MIDWAY STUDIOS – AUSTIN INC.
By:	/s/ Matthew Booty
	Name:	Matthew Booty
	Title:	Chief Executive Officer

WARNER BROS. ENTERTAINMENT INC.
By:	/s/ Gary Meisel
	Name:	Gary Meisel
	Title:	Senior Vice President

LIST OF OMITTED EXHIBITS

Exhibit	Description
Exhibit A	Non-Affiliates
Exhibit B	Escrow Agreement
Exhibit C	Procedures Order
Exhibit D	Release and Covenant Not to Sue
Exhibit E	Sale Order
Exhibit F	Bill of Sale
Exhibit G	Assumption and Assignment Agreement
Exhibit H	Copyright Assignment Agreement
Exhibit I	U.S. Trademark Assignment Agreement
Exhibit J	Worldwide Trademark Assignment Agreement
Exhibit K	Patent Assignment Agreement

DISCLOSURE SCHEDULE
     Terms defined in the Asset Purchase Agreement, dated as of May 20, 2009 (the “Purchase Agreement”), among the Sellers listed on Schedule A thereto, and Warner Bros. Entertainment Inc., a Delaware corporation (the “Purchaser”), and not otherwise defined in this Disclosure Schedule have the meanings given in the Purchase Agreement. The section numbers below correspond to the section numbers of the representation and warranties in the Purchase Agreement which are modified by the disclosures; provided, however, that any information disclosed herein under any section number shall be deemed to be disclosed and incorporated in any other section of the Purchase Agreement or this Disclosure Schedule where such disclosure would be reasonably apparent on the face of such disclosure.
     To the extent that any representation or warranty contained in the Purchase Agreement is limited to or qualified by the materiality of the matters to which the representation or warranty is given, the inclusion of any matter in this Disclosure Schedule does not constitute a determination that such matters are material. The disclosure of a particular item of information in this Disclosure Schedule will not be an admission of any liability or obligation by the Sellers, to any third party nor any admission against the interest of the Sellers.

Schedule A
Sellers
Midway Amusement Games, LLC
Midway Home Entertainment Inc.
Surreal Software Inc.
Midway Games West Inc.
Midway Studios – Los Angeles Inc.
Midway Studios – Austin Inc.

Schedule 1.1
Knowledge of Sellers
Matthew Booty
Miguel Iribarren
Ryan O’Desky
Deborah Fulton
Steve Marrin

Schedule 2.1
Purchased Assets
     (a) Except for the Excluded Games referenced on Schedule 2.2, all video games of the Sellers (whether completed or not), including, without limitation, all previously released titles, all video games based on the Mortal Kombat universe and This is Vegas universe, all Game Party video games, all Touchmaster video games, all Area 51 video games, all Spy Hunter video games, all Wheelman video games, all of the Sellers’ arcade and coin-operated games including, but not limited to, Gauntlet, Rampage, Joust, and Rampart, and all “back catalog” and “classic intellectual property” library video games, and with respect to all of the foregoing, all Game Assets thereof (collectively, the “Seller Games”). For purposes hereof, “Game Assets” means with respect to any video game, all (i) titles, characters, names and trademarks; (ii) storylines, back stories, text, dialog, rules, guides, game-specific user documentation, puzzles and other similar materials; (iii) concepts, game play, structure, look and feel, art, settings, locations, environments, vehicles, weapons, gadgets and other similar elements; (iv) music and sound; (v) technology, codes (source, object, byte), engines, files (source, data, log, executable), databases, and other similar items; (vi) domain names, web site assets, user-generated content and end-user lists; (vii) development materials; (viii) development and test kits, development tools or the like; (ix) marketing materials; (x) Contracts relating to any such video games; and (xi) any and all intellectual property rights in and to the foregoing, including all publishing rights. For the avoidance of doubt, the Excluded Games shall not be deemed to be included within the definition of Seller Games;
     (b) All Assigned Contracts, including, without limitation, all leasehold interests in and to the real property located at the Acquired Studios;
     (c) All tangible personal property owned by the Sellers, including, without limitation, all office equipment, computer hardware, servers, furniture and furnishings, accessories, supplies, and related infrastructure, in each case located at, or otherwise relating to the operations of the Sellers conducted at, the Acquired Studios, and such of the foregoing which is located at the Headquarters but is used primarily in Sellers’ game development operations. For the avoidance of doubt, this shall include, without limitation, the motion capture equipment located in the motion capture studio at the Headquarters and all computer hardware and servers supporting product development activities located at the Headquarters;
     (d) All software products (other than software used for employee, accounting or legal functions performed at the Headquarters and software related to the Sellers’ publishing business including the software that interfaces with customers and warehouses as referenced on Schedule 2.2), all intellectual property rights (including, without limitation, trade secrets, inventions, patents and patent applications, registered copyrights and applications for copyright registrations, registered trademarks, service marks, trade names and applications for registration thereof, technology, and know-how), and all other proprietary rights owned or used by the Sellers in connection with the operations of the Sellers at the Acquired Studios or relating to the Seller Games, including, without limitation, all technology, codes (source, object, byte), development tools, engines, files (source, data, log, executable), databases, and other similar items relating thereto;

     (e) All Inventory of Sellers;
     (f) All books, records, files, papers, ledgers, documents, correspondence, lists, plats, architectural plans, drawings, specifications, creative materials, advertising and promotional materials, studies, and reports, all exclusive and non-exclusive information, lists and files, and all other printed or written materials relating to the Purchased Assets;
     (g) All permits, licenses, registrations, filings, authorizations, approvals or indicia of authority (and any pending applications for any thereof), orders, certificates, variances, and similar rights obtained from governments and governmental agencies, in each case to the extent transferable, relating to the Purchased Assets;
     (h) All deposits or prepaid charges and expenses paid in connection with or relating to any Purchased Assets;
     (i) All goodwill in or associated with the Purchased Assets, including, without limitation, all goodwill in the Game Assets relating to the Seller Games;
     (j) All insurance proceeds, or claims and causes of action relating thereto, of any Seller arising prior to or after the Closing Date with respect to, or arising in connection with, any Purchased Asset, including with respect to injury, loss, damage or destruction of any Purchased Asset, but specifically excluding all insurance claims, proceeds and causes of action retained by Sellers as described in clause (h) of Schedule 2.2;
     (k) All Accounts Receivable included in the Accounts Receivable Amount and all of the Sellers’ rights to receive such payments; and
     (l) Any rights, claims or causes of action of Sellers against Purchaser relating to the assets, properties, business or operations of Sellers arising out of events occurring on or prior to the Closing Date, including, but not limited to, causes of action involving commercial tort and all causes of action under chapter 5 of the Bankruptcy Code, but specifically excluding Sellers’ rights, claims or causes of action in connection with the Purchase Agreement and related documents, as such are described in clause (j) of Schedule 2.2.

Schedule 2.2
Excluded Assets
     (a) The shares of capital stock, limited liability company membership interests and other equity interests, of Midway and all of its direct or indirect Subsidiaries;
     (b) The assets of any foreign Subsidiary, unless specifically included in the Purchased Assets;
     (c) All cash, cash equivalents, bank deposits or similar cash items of Sellers and all marketable securities and other investments of Sellers;
     (d) All intercompany receivable and payable balances that exist among Sellers and/or the Subsidiaries on the Closing Date, including any unpaid interest accrued on any such receivable;
     (e) All of Sellers’ deposits or prepaid charges and expenses not specifically included in or arising in connection with the Purchased Assets;
     (f) Any claim, right or interest of Sellers in or to any refund, rebate, abatement or other recovery for Taxes, together with any interest due thereon or penalty rebate arising therefrom, for any Tax period (or portion thereof) ending on or before the Closing Date;
     (g) Insurance polices maintained by any Seller;
     (h) All insurance proceeds, and claims and causes of action relating thereto, of any Seller arising prior to or after the Closing Date with respect to, or arising in connection with, any Excluded Asset, or any liability or obligation of Sellers not included in the Assumed Liabilities, and for the avoidance of doubt, all insured or insurable claims and causes of action against Sellers (or any of them) in the nature of commercial tort, breach of fiduciary duty, fraud, fraudulent conveyance, or breach of loyalty arising prior to and after the Closing Date shall be Excluded Assets;
     (i) Any rights, claims or causes of action of Sellers against third parties other than Purchaser relating to the assets, properties, business or operations of Sellers arising out of events occurring on or prior to the Closing Date, including, but not limited to, causes of action involving commercial tort and all causes of action under chapter 5 of the Bankruptcy Code, including without limitation, all claims and causes of action made or which may be brought (including all claims to any insurance policies that may arise therefrom) in connection with the complaint brought by The Official Committee of Unsecured Creditors of Midway Games, Inc,. et al. against National Amusements, Inc., et al. (Adv. Proc. No. 09-50968(KG);
     (j) Any rights of Sellers under the Purchase Agreement or, except with respect to any Purchased Assets, any other agreement, document or instrument contemplated by the Purchase Agreement, including the consideration delivered by Purchaser to Sellers for the Purchased Assets pursuant to the Purchase Agreement;

     (k) All personnel records and other records that any Seller is required by Law to retain in its possession;
     (l) All real property and any leasehold interests relating to any real property leased by Sellers other than the real property and the leasehold interests in and to the real property located at the Acquired Studios (which shall be Assigned Contracts), including, without limitation, the real property located at the Headquarters and the San Diego Studio;
     (m) Except as specified in clause (c) of Schedule 2.1, all other tangible personal property owned or leased by the Sellers, including all office equipment, computer hardware, servers, furniture and furnishings, accessories, supplies, and related infrastructure (but excluding all development and test kits, development tools or the like relating to the Seller Games which shall be Purchased Assets);
     (n) All software used for employee, accounting or legal functions performed at the Headquarters and software related to the Sellers’ publishing business, including the software that interfaces with customers and warehouses; provided, however, that Purchaser shall be entitled to reasonable access and use of such software and related information management systems on a royalty-free basis for the purpose of obtaining any data relating to the operation of the Purchased Assets following the Closing in addition to any other access rights granted to Purchaser under the Purchase Agreement;
     (o) All TNA Wrestling video games, all Game Assets related thereto, all Inventory relating thereto, and any rights of any Seller under any Excluded Contracts relating to such video games and the right to the “Midway” trademark for the sole purpose of reordering and selling existing TNA Wrestling video games as set forth in Section 8.20(b);
     (p) All NBA/NHL/MLB video games, Lord of the Rings video games, Mechanic Master video games, and any new game, demo or prototype games worked on exclusively in the Newcastle Studio on and after January 1, 2009 (but not including the Wheelman video game), and with respect to such video games, all Game Assets thereof and Inventory relating thereto and any rights of any Sellers under any Excluded Contracts relating to any such video games; and
     (q) Each of the following additional Contracts, and for the avoidance of doubt, any rights of Sellers under any Contract described in this Schedule 2.2:
     (i) the Wheelman Distribution Agreement and the right to receive payments thereunder as set forth in Section 8.17;
     (ii) all platform agreements between any Seller and any Person, including without limitation, any Platform Manufacturers, and all consents or approvals thereunder;
     (iii) all employment agreements and all agreements relating to any welfare benefit or other plan, arrangement or understanding of Sellers providing benefits to any current or former employee, officer or director of any Seller;
     (iv) Agreement of Purchase and Sale, dated July 7, 2008, between Midway Games Inc., as Seller, and Lexington Homes L.L.C., as Buyer, relating to the property located at 2633 W. Roscoe St., Chicago, Illinois, USA 60618, including the right of any Sellers to receive the Purchase Price Premium as defined in, and pursuant to, such Contract;
     (v) Redevelopment Agreement, dated January 31, 2000, between The City of Chicago and Midway Games Inc., relating to the property located at 2633 W. Roscoe St., Chicago, Illinois, USA 60618;
     (vi) any Contracts other than the Assigned Contracts that relate solely to the Headquarters, the San Diego Studio and those properties located at: (i) the Newcastle Studio; (ii) Heimeranstrasse 35, Munich, Germany 80339; (iii) 13 Rue Vivienne, Paris, France 75002; (iv) 43 Worship Street, London, EC2A 2DX United Kingdom; and (v) any other property located outside of the United States, including, without limitation, Contracts related to utilities, rent and maintenance at such properties;
     (vii) Replication, Packaging, Distribution and Returns Processing Services Agreement, effective as of May 15, 2007, by and between Technicolor and Midway Home Entertainment Inc. (the “Technicolor Agreement”);
     (viii) Any distribution rights with respect to the Mechanic Master video game with Midway Games Ltd. or with respect to the Jungle Book video game; and
     (ix) Property Lien and Post-Closing Agreement, dated as of November 6, 2008 by and between 2623 Roscoe L.L.C., Lexington Homes L.L.C. and Midway Games Inc.
     (r) All rights in the Licensed Assets granted to Sellers pursuant to the license or other similar agreement(s) referenced in Section 8.18 and the Gold Master Candidate Assets granted to Midway and its Subsidiaries pursuant to the license referenced in Section 8.20(b).

Schedule 5.4
Financial Advisors-Sellers
Lazard Fréres & Co. LLC

Schedule 5.9
Environmental Matters
There is an underground storage tank located at 2727 W. Roscoe St., Chicago, Illinois, USA 60618.

Schedule 6.3(b)
Conflicts; Consent of Third Parties
Purchaser believes it is required to comply with certain regulatory filing requirements in Germany under applicable competition law with respect to the transactions contemplated by the Purchase Agreement.

Schedule 9.1
Closing Conditions
1.	It shall be a condition of the Closing that, with respect to the Unreal Engine 3 License Agreement, dated January 14, 2005, as amended December 5, 2005, between Midway Home Entertainment Inc. and Epic Games, Inc. (the “Unreal Engine License”), Purchaser (or its applicable Affiliate) shall receive all of Sellers’ rights and benefits under the Unreal Engine License, including its pricing, for Seller Games that use the Unreal Engine License and which are included in the Purchased Assets, and any sequels to any Seller Games which are included in the Purchased Assets. It is not a condition to the Closing that the terms of such agreement apply to any other video games or any other Affiliates of Purchaser. Sellers shall be entitled to enter into any amendment to the foregoing license agreement to limit its application to Seller Games and sequels thereof without the consent of Purchaser.

2.	Sony Computer Entertainment America Inc. and Sony Computer Entertainment Europe Ltd. (with respect to the PlayStation 2, PlayStation 3 and PlayStation Portable platforms), Nintendo Co. Ltd. and Nintendo of America Inc. (with respect to the GameBoy Advance, DS, DSi and Wii platforms), and Microsoft Licensing GP (with respect to the Xbox and Xbox360 platforms) (collectively, “Platform Manufacturers”) shall each approve Purchaser (or its applicable Affiliate) as the “publisher of record” (or other similar concept as typically used and understood in the console game industry) with respect to all Seller Games included in the Purchased Assets which have previously been published on the applicable platforms or which have been submitted to the applicable Platform Manufacturer, so that Purchaser (or its applicable Affiliate) is authorized to publish and distribute such Seller Games subject to compliance with the terms of Purchaser’s (or its applicable Affiliate’s) Licensed Publisher Agreements with such Platform Manufacturers; provided, however, that it shall not be a condition to the Closing that any such Platform Manufacturer provide any other consent or approval with respect to the Seller Games under Purchaser’s (or its applicable Affiliate’s) Licensed Publisher Agreements. The condition set forth in this Paragraph 2 of Schedule 9.1 shall be referred to as the “Platform Condition”.